Exhibit 99.1

Manchester United plc

Interim Report (unaudited) for the three and six months

ended 31 December 2013

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated income statement for the three and six months ended 31 December 2013 and 2012	14
Interim consolidated statement of comprehensive income for the three and six months ended 31 December 2013 and 2012	15
Interim consolidated balance sheet as of 31 December 2013, 30 June 2013 and 31 December 2012	16
Interim consolidated statement of changes in equity for the six months ended 31 December 2013, the six months ended 30 June 2013 and the six months ended 31 December 2012	18
Interim consolidated statement of cash flows for the three and six months ended 31 December 2013 and 2012	19
Notes to the interim consolidated financial statements	20

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2013, as filed with the Securities and Exchange Commission on 24 October 2013 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth. Through our 135-year heritage we have won 62 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday. We attract leading global companies such as Aon, General Motors (Chevrolet) and Nike that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 31 December 2013 as compared to the three months ended 31 December 2012

	Unaudited three months ended 31 December (in £ millions)		% Change
	2013	2012	2013 over 2012
Revenue	122.9	110.1	11.6%
Commercial revenue	42.3	35.6	18.8%
Broadcasting revenue	46.9	39.5	18.7%
Matchday revenue	33.7	35.0	(3.7)%
Total operating expenses	(87.7)	(73.2)	19.8%
Employee benefit expenses	(51.6)	(44.2)	16.7%
Other operating expenses	(20.3)	(15.7)	29.3%
Depreciation	(2.1)	(1.8)	16.7%
Amortization of players’ registrations	(13.4)	(10.7)	25.2%
Exceptional items	(0.3)	(0.8)	(62.5)%
Profit on disposal of players’ registrations	0.8	0.7	14.3%
Net finance costs	(5.7)	(9.2)	(38.0)%
Tax expense	(11.3)	(12.2)	(7.4)%

Revenue

Our consolidated revenue for the three months ended 31 December 2013 was £122.9 million, an increase of £12.8 million, or 11.6%, as a result of an increase in revenue in our Commercial and Broadcasting sectors, which was partially offset by a decrease in revenue in our Matchday sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 December 2013 was £42.3 million, an increase of £6.7 million, or 18.8%.

•  Sponsorship revenue for the three months ended 31 December 2013 was £29.0 million, an increase of £8.2 million, or 39.4%, primarily due to higher renewals and activation of new global and regional sponsorships;

•  Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 December 2013 was £9.1 million, a decrease of £0.4 million, or 4.2%, due to an adjustment to the full year profit share forecast from Nike; and

•  New Media & Mobile revenue for the three months ended 31 December 2013 was £4.2 million, a decrease of £1.1 million, or 20.8%, due to the expiration of a few of our mobile partnerships.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 December 2013 was £46.9 million, an increase of £7.4 million, or 18.7%, due to increased revenue from the Premier League domestic and international rights agreements (partly offset by one fewer Premier League game), and increases in share of UEFA Champions League fixed pool distributions as we finished 1st in the Premier League in season 2012/13 compared to 2nd in the 2011/12 season.

Matchday revenue

Matchday revenue for the three months ended 31 December 2013 was £33.7 million, a decrease of £1.3 million, or 3.7%, primarily due to playing one fewer home Premier League game, partly offset by one more domestic cup game in the period.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation of players’ registrations and exceptional items) for the three months ended 31 December 2013 were £87.7 million, an increase of £14.5 million, or 19.8%.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 December 2013 were £51.6 million, an increase of £7.4 million, or 16.7%. This increase was primarily due to the impact of player acquisitions and renegotiated player contracts.

Other operating expenses

Other operating expenses for the three months ended 31 December 2013 were £20.3 million, an increase of £4.6 million, or 29.3%. This increase was primarily due to foreign exchange losses and an increase in domestic cup gate share costs associated with having one home domestic cup game in the period (none in the prior year period).

Depreciation

Depreciation for the three months ended 31 December 2013 was £2.1 million, an increase of £0.3 million, or 16.7%.

Amortization of players’ registrations

Amortization of players’ registrations for the three months ended 31 December 2013 was £13.4 million, an increase of £2.7 million, or 25.2%. The unamortized balance of players’ registrations as of 31 December 2013 was £132.1 million.

Exceptional items

Exceptional items for the three months ended 31 December 2013 were £0.3 million and related to investment property impairment charges based on an external valuation. Exceptional items for the three months ended 31 December 2012 were £0.8 million and related to professional advisor fees in connection with our initial public offering.

Profit on disposal of players’ registrations

Profit on disposal of players’ registrations for the three months ended 31 December 2013 was £0.8 million, an increase of £0.1 million, or 14.3%.

Net finance costs

Net finance costs for the three months ended 31 December 2013 were £5.7 million, a decrease of £3.5 million, or 38.0%. The decrease was primarily due to a reduction in interest payable on our secured borrowings following the refinancing in June 2013.

Tax

The tax expense for the three months ended 31 December 2013 was £11.3 million, compared to an expense of £12.2 million for the three months ended 31 December 2012. There have been no changes to the estimates and judgements made in relation to the valuation of deferred tax assets since the June 2013 year end.

Six months ended 31 December 2013 as compared to the six months ended 31 December 2012

	Unaudited six months ended 31 December (in £ millions)		% Change
	2013	2012	2013 over 2012
Revenue	221.4	186.4	18.8%
Commercial revenue	102.2	78.6	30.0%
Broadcasting revenue	66.2	53.2	24.4%
Matchday revenue	53.0	54.6	(2.9)%
Total operating expenses	(177.9)	(148.0)	20.2%
Employee benefit expenses	(104.5)	(84.5)	23.7%
Other operating expenses	(43.7)	(35.4)	23.4%
Depreciation	(4.1)	(3.7)	10.8%
Amortization of players’ registrations	(25.3)	(20.5)	23.4%
Exceptional items	(0.3)	(3.9)	(92.3)%
Profit on disposal of players’ registrations	1.8	5.5	(67.3)%
Net finance costs	(15.5)	(21.6)	(28.2)%
Tax (expense)/credit	(11.1)	14.4	—

Revenue

Our consolidated revenue for the six months ended 31 December 2013 was £221.4 million, an increase of £35.0 million, or 18.8%, as a result of an increase in revenue in our Commercial and Broadcasting sectors, which was partially offset by a decrease in revenue in our Matchday sector, as described below.

Commercial revenue

Commercial revenue for the six months ended 31 December 2013 was £102.2 million, an increase of £23.6 million, or 30.0%.

•  Sponsorship revenue for the six months ended 31 December 2013 was £74.2 million, an increase of £25.6 million, or 52.7%, primarily due to a significant increase from the pre-season tour and higher renewals and activation of new global and regional sponsorships;

•  Retail, Merchandising, Apparel & Product Licensing revenue for the six months ended 31 December 2013 was £19.8 million, an increase of £0.9 million, or 4.8%, primarily due to additional profit share pursuant to the agreement with Nike; and

•  New Media & Mobile revenue for the six months ended 31 December 2013 was £8.2 million, a decrease of £2.9 million, or 26.1%, due to the expiration of a few of our mobile partnerships.

Broadcasting revenue

Broadcasting revenue for the six months ended 31 December 2013 was £66.2 million, an increase of £13.0 million, or 24.4%, due to increased revenue from the Premier League domestic and international rights agreements (partially offset by one fewer Premier League game), and increases in share of UEFA

Champions League fixed pool distributions as we finished 1st in the Premier League in season 2012/13 compared to 2nd in the 2011/12 season.

Matchday revenue

Matchday revenue for the six months ended 31 December 2013 was £53.0 million, a decrease of £1.6 million, or 2.9%, primarily due to playing one fewer home Premier League game, partly offset by playing one more domestic cup game. The six months ended 31 December 2012 also included one-off fees earned from the staging of Olympic Games football matches at Old Trafford.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation of players’ registrations and exceptional items) for the six months ended 31 December 2013 were £177.9 million, an increase of £29.9 million, or 20.2%.

Employee benefit expenses

Employee benefit expenses for the six months ended 31 December 2013 were £104.5 million, an increase of £20.0 million, or 23.7%. This increase was primarily due to the impact of player signings, contractual player wage increases and bonuses associated with the growth of our commercial business. The prior year period also benefitted from a one-off receipt of £1.3 million in respect of players on International duty at Euro 2012.

Other operating expenses

Other operating expenses for the six months ended 31 December 2013 were £43.7 million, an increase of £8.3 million, or 23.4%. This increase was primarily due to increased pre-season tour travel costs, foreign exchange losses and an increase in domestic cup gate share costs as a result of playing one additional domestic cup home game compared to the prior year period.

Depreciation

Depreciation for the six months ended 31 December 2013 was £4.1 million, an increase of £0.4 million, or 10.8%.

Amortization of players’ registrations

Amortization of players’ registrations for the six months ended 31 December 2013 was £25.3 million, an increase of £4.8 million, or 23.4%.

Exceptional items

Exceptional items for the six months ended 31 December 2013 were £0.3 million and related to investment property impairment charges based on an external valuation. Exceptional items for the six months ended 31 December 2012 were £3.9 million and related to professional advisor fees in connection with our initial public offering.

Profit on disposal of players’ registrations

Profit on disposal of players’ registrations for the six months ended 31 December 2013 was £1.8 million, a decrease of £3.7 million, or 67.3%.

Net finance costs

Net finance costs for the six months ended 31 December 2013 were £15.5 million, a decrease of £6.1 million, or 28.2%. The decrease was primarily due to a £7.2 million reduction in interest payable on secured borrowings and a £7.8 million reduction in premium paid and accelerated amortization related to senior secured note repurchases in the prior year period, partially offset by an £8.8 million gain on re-translation of our US dollar borrowings in the prior year period.

Tax

The tax expense for the six months ended 31 December 2013 was £11.1 million, compared to a credit of £14.4 million for the six months ended 31 December 2012.

The tax credit for the six months ended 31 December 2012 primarily related to the recognition of a deferred tax asset in respect of certain US tax bases assumed by Manchester United plc following the transfer of Red Football Shareholder Limited and its subsidiaries from the controlling shareholders to Manchester United plc.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses and other operating expenses. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan and our senior secured notes, although we have in the past, and may from time to time in the future, repurchase our senior secured notes in open market transactions. Repurchased senior secured notes have been retired. Additionally, although we have not needed to draw any borrowings under our revolving credit facility since 2009, we have no intention of retiring our revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have foreign exchange rate forward contracts outstanding that we use to hedge our Euro exposure relating to distributions from UEFA. We also have US dollar borrowings that we use to hedge a portion of our US dollar sponsorship revenue exposure.

Our business generates a significant amount of cash from our gate revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of 31 December 2013, we had no borrowings under our revolving credit facility.

Pursuant to our contract with Nike, we are entitled to share in the cumulative net profits (incremental to the guaranteed sponsorship and licensing fees) generated by Nike from the licensing, merchandising and retail operations. The annual installment Nike pays us in respect of the £303 million in minimum guaranteed sponsorship and licensing fees can be affected each year by the level of cumulative profits generated. Nike is required to pay us the cumulative profit share in cash as the first installment of the minimum guarantee in each fiscal year, with the balance (up to the portion of the minimum guarantee for that year) paid to us in equal quarterly installments. In the event the cumulative profit share paid to us in the first installment exceeds the portion of the minimum guarantee for that year, no additional payments are made for the remainder of the year. The excess of the amount received in cash from Nike above the minimum guarantee, if any, for any particular year is deemed to be the amount of cumulative profit retained in a particular year. At the end of the contract, we will receive a cash payment equal to the cumulative profit not previously retained, as described above. We are currently accruing cumulative profit share revenue on our balance sheet that will be paid to us by Nike at the end of the contract, in 2015.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December.

In addition, transfer windows for acquiring and disposing of players’ registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players’ registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving credit facility to meet our cash needs.

Acquisition and disposal of players’ registrations also affects our current trade receivables and payables, which affects our overall working capital. Our current trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations.

Cash Flow

The following table summarizes our cash flows for the six months ended 31 December 2013 and 2012:

	Unaudited six months ended 31 December (in £ millions)
	2013	2012
Cash flows from operating activities
Cash generated from operations	34.7	61.9
Interest paid	(14.0)	(27.9)
Debt finance costs relating to borrowings	(0.1)	—
Interest received	0.1	0.1
Income tax (paid)/refund	(1.2)	0.6
Net cash generated from operating activities	19.5	34.7
Cash flows from investing activities
Purchases of property, plant and equipment	(6.9)	(9.3)
Purchases of players’ registrations	(37.3)	(38.3)
Proceeds from sale of players’ registrations	7.1	6.4
Net cash used in investing activities	(37.1)	(41.2)
Cash flows from financing activities
Proceeds from issue of shares	—	70.3
Expenses directly attributable to issue of shares	—	(1.5)
Repayment of borrowings	(0.2)	(62.8)
Net cash (used in)/generated from financing activities	(0.2)	6.0
Net decrease in cash and cash equivalents	(17.8)	(0.5)

Net cash generated from operating activities

Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash generated from operations for the six months ended 31 December 2013 produced a cash inflow of £34.7 million, a decrease of £27.2 million from an inflow of £61.9 million for the six months ended 31 December 2012.

Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay variable rates of interest on our secured term loan and fixed rates of interest on our senior secured notes. From 25 November 2013 we now have in place an interest rate swap which has the economic effect of converting interest on our secured term loan from variable rates to a fixed rate (see note 30.1 to the unaudited interim consolidated financial statements as of and for the three and six months ended 31 December 2013). Net cash generated from operating activities for the six months ended 31 December 2013 was £19.5 million, a decrease of £15.2 million from net cash generated of £34.7 million for the six months ended 31 December 2012.

Net cash used in investing activities

Capital expenditure for the acquisition of players as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of players’ registrations and, if necessary, from our revolving credit facility. Capital expenditure on the acquisition, disposal and trading of players’ registrations tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in our training facility, the Aon Training Complex.

Net cash used in investing activities for the six months ended 31 December 2013 was £37.1 million, a decrease of £4.1 million from £41.2 million for the six months ended 31 December 2012.

For the six months ended 31 December 2013, net property, plant and equipment capital expenditure was £6.9 million, a decrease of £2.4 million from £9.3 million for the six months ended 31 December 2012.

For the six months ended 31 December 2013, net player capital expenditure was £30.2 million, a decrease of £1.7 million from £31.9 million for the six months ended 31 December 2012.

Net cash (used in)/generated from financing activities

Net cash used in financing activities for the six months ended 31 December 2013 was £0.2 million, a decrease of £6.2 million from net cash generated of £6.0 million for the six months ended 31 December 2012. In the prior year period the Company raised £70.3 million from our IPO, the proceeds of which were used to repurchase a portion of our US dollar denominated senior secured notes, comprising a principal value of £62.6 million and a premium on repurchase of £5.3 million.

Indebtedness

Our primary sources of indebtedness consist of our secured term loan and our senior secured notes. As part of the security for our secured term loan, our senior secured notes and our revolving credit facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan

Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan with Bank of America, N.A. As of 31 December 2013 the sterling equivalent of £187.5 million (net of unamortized issue costs of £3.2 million) was outstanding under our secured term loan. The outstanding principal amount was $315.7 million.

We have the option, subject to certain conditions, to repay the secured term loan at any time, with scheduled repayments of 2.5% per annum of the initial $315.7 million loan (first payable in June 2014) with an additional repayment of up to an incremental 2.5% per annum (for a total of up to 5.0% per annum) depending on the level of excess cash flow generated by us (likely to be first payable in October 2014). The remaining balance of the loan is repayable on 21 June 2018. Amounts repaid may not be reborrowed.

Loans under the secured term loan bear interest at a rate per annum equal to US dollar Libor plus the applicable margin. The applicable margin means 2.75% per annum, except if no event of default has occurred and is continuing, it means the following:

Total net leverage ratio (as defined in the secured term loan agreement)	Margin % (per annum)
Greater than 4.0	2.75
Greater than 3.5 but less than or equal to 4.0	2.50
Greater than 3.0 but less than or equal to 3.5	2.25
Greater than 2.5 but less than or equal to 3.0	2.00
Greater than 2.0 but less than or equal to 2.5	1.75
Less than or equal to 2.00	1.50

Our secured term loan is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

The secured term loan contains a financial maintenance covenant (identical to the covenant contained in the revolving credit facility) requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan if we fail to qualify for the Champions League.

Senior secured notes

Our senior secured notes initially consisted of two tranches: £250 million 8 3/4% senior secured notes due 2017 and $425 million 8 3/8% senior secured notes due 2017. Our senior secured notes were issued by our wholly-owned finance subsidiary, MU Finance plc, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against all of the assets of Red Football Limited and each of the guarantors.

The indenture governing our senior secured notes contains customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the indenture governing our senior secured notes are subject to certain thresholds and exceptions described in the indenture governing our senior secured notes.

As of 31 December 2013 the sterling equivalent of £157.1 million (net of unamortized discounts and issue costs of £5.4 million) of our senior secured notes was outstanding. The outstanding principal amount was $269.2 million.

Revolving credit facility

Our revolving credit facility agreement allows Manchester United Limited and Manchester United Football Club Limited to borrow up to £75 million from a syndicate of lenders and J.P. Morgan Europe Limited as agent and security trustee. The facility consists of two individual facilities of £50 million and £25 million. As of 31 December 2013, we had no outstanding borrowings and had £75 million in borrowing capacity under our revolving credit facility agreement.

Our revolving credit facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

Alderley facility

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 31 December 2013, £6.3 million was outstanding under the Alderley facility, £2.1 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £4.2 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. A provision of £0.7 million relating to this contingent consideration has been recognized on our balance sheet as of 31 December 2013, and the maximum additional amount that could be payable as of that date is £20.4 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognised when virtually certain. As of 31 December 2013, we do not believe receipt of any such amounts to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognised in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 December 2013, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 December 2013:

	Payments due by period(1)
	Less than 1 year	1-3 years	3-5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	30,288	60,648	346,652	—	437,588
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	2,124	2,081	268	4,233	8,706
Purchase obligations(4)	64,028	13,737	1,190	1,105	80,060
Other long-term liabilities	—	—	—	—	—
Total	96,440	76,466	348,110	5,338	526,354

(1)             This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)             As of 31 December 2013, we had $315.7 million of our secured term loan outstanding, $269.2 million of our 8 3/8% US dollar senior secured notes outstanding, and £6.3 million outstanding under the Alderley facility.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current other payable obligations, including obligations payable in the year ended 31 December 2014 related to the acquisition of players’ registrations and capital commitments.

Except as disclosed above and in note 28.3 to the unaudited interim consolidated financial statements as of and for the three and six months ended 31 December 2013 included elsewhere in this interim report, as of 31 December 2013, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated income statement

		Unaudited three months ended 31 December		Unaudited six months ended 31 December
	Note	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Revenue	6	122,927	110,056	221,448	186,372
Operating expenses	7	(87,715)	(73,169)	(177,923)	(147,980)
Profit on disposal of players’ registrations		846	687	1,842	5,505
Operating profit		36,058	37,574	45,367	43,897
Finance costs		(5,765)	(9,277)	(15,603)	(21,753)
Finance income		48	67	107	156
Net finance costs	9	(5,717)	(9,210)	(15,496)	(21,597)
Profit on ordinary activities before tax		30,341	28,364	29,871	22,300
Tax (expense)/credit	10	(11,301)	(12,146)	(11,124)	14,386
Profit for the period		19,040	16,218	18,747	36,686
Attributable to:
Owners of the parent		19,040	16,131	18,747	36,517
Non-controlling interest		—	87	—	169
		19,040	16,218	18,747	36,686

Earnings per share attributable to owners of the parent during the period
Basic and diluted earnings per share (pence)	11	11.62	9.85	11.44	22.54

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income

		Unaudited three months ended 31 December		Unaudited six months ended 31 December
	Note	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Profit for the period		19,040	16,218	18,747	36,686
Items that may subsequently be reclassified to the income statement:
Other comprehensive income/(loss):
Fair value movements on cash flow hedges, net of tax	10	4,141	(790)	20,252	(665)
Exchange (loss)/gain on translation of overseas subsidiary, net of tax	10	(8)	(31)	26	(4)
Other comprehensive income/(loss) for the period		4,133	(821)	20,278	(669)
Total comprehensive income for the period		23,173	15,397	39,025	36,017
Attributable to:
Owners of the parent		23,173	15,310	39,025	35,848
Non-controlling interest		—	87	—	169
		23,173	15,397	39,025	36,017

Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 10.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet

	Note	Unaudited 31 December 2013 £’000	Audited 30 June 2013 £’000	Unaudited 31 December 2012 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	256,511	252,808	253,609
Investment property	14	13,728	14,080	14,140
Goodwill	15	421,453	421,453	421,453
Players’ registrations	16	132,123	119,947	125,945
Derivative financial instruments	17	1,013	—	—
Trade and other receivables	18	141	1,583	1,500
Deferred tax asset	25	134,261	145,128	15,481
		959,230	954,999	832,128
Current assets
Derivative financial instruments	17	201	260	161
Trade and other receivables	18	68,787	68,619	61,970
Current tax receivable	19	—	—	2,500
Cash and cash equivalents		72,144	94,433	66,631
		141,132	163,312	131,262
Total assets		1,100,362	1,118,311	963,390

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued)

	Note	Unaudited 31 December 2013 £’000	Audited 30 June 2013 £’000	Unaudited 31 December 2012 £’000
EQUITY AND LIABILITIES
Equity
Share capital	20	52	52	52
Share premium		68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030
Hedging reserve		20,483	231	1
Retained earnings		149,139	129,825	24,323
Equity attributable to owners of the parent		487,526	447,960	342,228
Non-controlling interest		—	—	(1,834)
		487,526	447,960	340,394
Non-current liabilities
Derivative financial instruments	17	1,864	1,337	1,629
Trade and other payables	21	14,829	18,413	21,086
Borrowings	22	341,121	377,474	349,005
Deferred revenue	23	12,828	17,082	4,888
Provisions	24	—	988	1,158
Deferred tax liabilities	25	22,184	17,168	28,161
		392,826	432,462	405,927
Current liabilities
Derivative financial instruments	17	1,048	29	60
Current tax liabilities		5,813	900	1,128
Trade and other payables	21	67,221	78,451	66,106
Borrowings	22	15,438	11,759	17,625
Deferred revenue	23	130,490	146,278	131,712
Provisions	24	—	472	438
		220,010	237,889	217,069
Total equity and liabilities		1,100,362	1,118,311	963,390

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total attributable to owners of the parent £’000	Non- controlling interest £’000	Total equity £’000
Balance at 1 July 2012 (audited)	50	25	249,030	666	(12,671)	237,100	(2,003)	235,097
Profit for the period	—	—	—	—	36,517	36,517	169	36,686
Cash flow hedges, net of tax	—	—	—	(665)	—	(665)	—	(665)
Currency translation differences	—	—	—	—	(4)	(4)	—	(4)
Total comprehensive (loss)/income for the period	—	—	—	(665)	36,513	35,848	169	36,017
Equity-settled share-based payments	—	—	—	—	481	481	—	481
Proceeds from shares issued	2	70,256	—	—	—	70,258	—	70,258
Expenses directly attributable to issue of shares	—	(1,459)	—	—	—	(1,459)	—	(1,459)
Balance at 31 December 2012 (unaudited)	52	68,822	249,030	1	24,323	342,228	(1,834)	340,394
Profit for the period	—	—	—	—	109,733	109,733	—	109,733
Cash flow hedges, net of tax	—	—	—	230	—	230	—	230
Currency translation differences	—	—	—	—	(84)	(84)	—	(84)
Total comprehensive income for the period	—	—	—	230	109,649	109,879	—	109,879
Equity-settled share-based payments	—	—	—	—	351	351	—	351
Acquisition of non-controlling interest in MUTV Limited	—	—	—	—	(4,498)	(4,498)	1,834	(2,664)
Balance at 30 June 2013 (audited)	52	68,822	249,030	231	129,825	447,960	—	447,960
Profit for the period	—	—	—	—	18,747	18,747	—	18,747
Cash flow hedges, net of tax	—	—	—	20,252	—	20,252	—	20,252
Currency translation differences, net of tax	—	—	—	—	26	26	—	26
Total comprehensive income for the period	—	—	—	20,252	18,773	39,025	—	39,025
Equity-settled share-based payments	—	—	—	—	541	541	—	541
Balance at 31 December 2013 (unaudited)	52	68,822	249,030	20,483	149,139	487,526	—	487,526

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows

		Unaudited three months ended 31 December		Unaudited six months ended 31 December
	Note	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Cash flows from operating activities
Cash generated from operations	26	1,893	27,980	34,663	61,863
Debt finance costs relating to borrowings		(104)	—	(123)	—
Interest paid		(4,818)	(3,431)	(13,964)	(27,934)
Interest received		48	72	107	157
Income tax (paid)/refund		(759)	802	(1,246)	600
Net cash (used in)/generated from operating activities		(3,740)	25,423	19,437	34,686
Cash flows from investing activities
Purchases of property, plant and equipment		(2,785)	(5,942)	(6,878)	(9,338)
Proceeds from sale of property, plant and equipment		50	—	50	—
Purchases of players’ registrations		(3,837)	(3,361)	(37,287)	(38,258)
Proceeds from sale of players’ registrations		401	999	7,056	6,363
Net cash used in investing activities		(6,171)	(8,304)	(37,059)	(41,233)
Cash flows from financing activities
Proceeds from issue of shares		—	—	—	70,258
Expenses directly attributable to issue of shares		—	(1,459)	—	(1,459)
Repayment of borrowings		(96)	(92)	(187)	(62,796)
Net cash (used in)/generated from financing activities		(96)	(1,551)	(187)	6,003
Net (decrease)/increase in cash and cash equivalents		(10,007)	15,568	(17,809)	(544)
Cash and cash equivalents at beginning of period		83,602	52,527	94,433	70,603
Exchange losses on cash and cash equivalents		(1,451)	(1,464)	(4,480)	(3,428)
Cash and cash equivalents at end of period		72,144	66,631	72,144	66,631

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the Audit Committee of the Board of Directors on 04 February 2014.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

2                                         Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2013, as filed with the Securities and Exchange Commission on 24 October 2013, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Out of period adjustments

The interim consolidated financial statements for both the three and six months ended 31 December 2013 include certain out of period adjustments which are not considered material to the prior year financial statements.

Out of period adjustments in the three months ended 31 December 2013:

The details of these items, which result in a net credit to the income statement in the period of £0.2 million, are outlined below:

•           A credit of £0.5 million related to the release of a provision re player registration costs following a tribunal ruling in the prior year.

•           A charge of £0.3 million related to an impairment of investment property which arose in the prior year.

Out of period adjustments in the six months ended 31 December 2013:

The details of these items, which result in a net impact to the income statement in the period of £nil, are outlined below:

•           A credit of £0.7 million related to the recognition of fair value movements on embedded foreign exchange derivatives from the prior period.

•           A charge of £0.9 million related to a tax adjustment in respect of the prior year.

•           A credit of £0.5 million related to the release of a provision re player registration costs following a tribunal ruling in the prior year.

•           A charge of £0.3 million related to an impairment of investment property which arose in the prior year.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

3              Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards adopted by the Group

The Group has adopted the following new and amended IFRS standards for the first time for the financial year beginning on 1 July 2013. None of these had a material impact on the interim consolidated financial statements of the Group.

•                  Amendment to IFRS 7, “Financial instruments: Disclosures”

•                  IAS 19 (revised 2011), “Employee benefits”

•                  IAS 27 (revised 2011), “Separate financial statements”

•                  Annual improvements to IFRSs 2011

•                  IFRS 10, “Consolidated financial statements”

•                  IFRS 12, “Disclosures of interests in other entities”

•                  IFRS 13, “Fair value measurement”.

New and amended standards and interpretations issued but not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. Adoption may affect the disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group.

•                      Amendment to IAS 32, “Financial Instruments: Presentation”

•                      IFRS 9, “Financial instruments”

•                      Amendment to IAS 39 “Financial instruments: Recognition and measurement”

•                      Amendment to IAS 19 “Employee benefits”

•                      Annual improvements to IFRSs 2012 and 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

4              Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be impairment of goodwill and non-current assets, intangible assets — players’ registrations, revenue recognition - estimates in certain commercial contracts, revenue recognition — commercial contracts with multiple elements, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2013, with the exception of changes in estimates that are required in determining the provision for income taxes. There have been no changes to the estimates and judgements in relation to the valuation of deferred tax assets since the June 2013 year end.

5              Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognised. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in the Champions League and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

5              Seasonality of revenue (continued)

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship benefits remain the same over the duration of the contract, revenue is recognised on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element. Additional profit share recognized in the six months ended 31 December 2013 amounted to £6.6 million, cumulative £36.7 million (2012: £5.7 million, cumulative £23.0 million); in the three months ended 31 December 2013 amounted to £2.7 million (2012: £3.1 million). Revenue relating to commercial contracts with multiple elements recognized in the six months ended 31 December 2013 amounted to £9.3 million (2012: £5.4 million); in the three months ended 31 December 2013 amounted to £4.9 million (2012: £3.2 million).

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the FA Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the FA Premier League comprise a fixed element (which is recognized evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (which are only recognized when they are known at the end of the football season). Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognized when the matches are played).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is enjoyed. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

6              Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group. Consequently the Chief Operating Decision Maker (being the Board and Executive Officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of a professional football club.

Revenue, all of which arises within the United Kingdom from the Group’s principal activity, can be analysed into its three main components as follows:

	Unaudited three months ended 31 December		Unaudited six months ended 31 December
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Commercial	42,296	35,514	102,153	78,544
Broadcasting	46,923	39,508	66,253	53,230
Matchday	33,708	35,034	53,042	54,598
	122,927	110,056	221,448	186,372

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

7                                        Operating expenses

	Unaudited three months ended 31 December		Unaudited six months ended 31 December
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Employee benefit expenses	(51,637)	(44,214)	(104,571)	(84,486)
Other operating expenses	(20,282)	(15,662)	(43,669)	(35,363)
Depreciation - property, plant and equipment (note 13)	(2,055)	(1,822)	(4,009)	(3,709)
Depreciation - investment property (note 14)	(30)	(30)	(59)	(60)
Amortization of players’ registrations (note 16)	(13,418)	(10,660)	(25,322)	(20,483)
Exceptional items (note 8)	(293)	(781)	(293)	(3,879)
	(87,715)	(73,169)	(177,923)	(147,980)

Manchester United plc

Notes to the interim consolidated financial statements (continued)

8              Exceptional items

	Unaudited three months ended 31 December		Unaudited six months ended 31 December
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Impairment — investment property (note 14)	(293)	—	(293)	—
Professional adviser fees relating to public offer of shares	—	(781)	—	(3,879)
	(293)	(781)	(293)	(3,879)

The investment property impairment charge represents reductions in the carrying value of investment properties held by the Group, based on an external valuation. Professional adviser fees relating to a public offer of shares are recognized as an expense when they are not directly attributable to the issue of new shares.

9              Net finance costs

	Unaudited three months ended 31 December		Unaudited six months ended 31 December
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	(655)	(830)	(1,343)	(1,563)
Interest payable on secured term loan and senior secured notes	(4,656)	(7,688)	(9,572)	(16,741)
Amortization of issue discount, debt finance and debt issue costs on secured term loan and senior secured notes	(331)	(495)	(627)	(3,567)
Premium on repurchase of senior secured notes (see note 22)	—	—	—	(5,244)
Foreign exchange gain/(loss) on US dollar bank accounts(1)	317	(1,464)	(2,712)	(3,428)
Foreign exchange gain/(loss) on US dollar secured term loan and senior secured notes(1)	—	1,165	—	8,809
Unwinding of discount factors relating to onerous lease provision and player transfer fees	(22)	(38)	(47)	(76)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(820)	—	(1,801)	—
Interest rate swaps	154	73	251	57
Hedge ineffectiveness on cash flow hedges	248	—	248	—
Total finance costs	(5,765)	(9,277)	(15,603)	(21,753)
Total finance income - interest receivable	48	67	107	156
Net finance costs	(5,717)	(9,210)	(15,496)	(21,597)

Manchester United plc

Notes to the interim consolidated financial statements (continued)

9              Net finance costs (continued)

(1) On 1 July 2013 the Group began hedging the foreign exchange risk on a portion of future US dollar revenues using the Group’s US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of the Group’s US dollar cash balances i.e. net borrowings. As a result, foreign exchange gains or losses arising on re-translation of the Group’s US dollar borrowings and a portion of the Group’s US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues.

10           Tax

	Unaudited three months ended 31 December		Unaudited six months ended 31 December
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Current tax
Current tax on result for the period	(253)	—	(252)	—
Foreign tax suffered	—	(247)	—	(450)
Adjustment in respect of previous years	—	(1)	—	1,049
Total current tax (expense)/credit	(253)	(248)	(252)	599
Deferred tax
Origination and reversal of timing differences	(11,048)	(13,253)	(10,007)	(12,577)
Adjustment in respect of previous years	—	(645)	(865)	1,364
Recognition of deferred tax asset as a result of change in tax base	—	2,000	—	25,000
Total deferred tax (expense)/credit	(11,048)	(11,898)	(10,872)	13,787
Total tax (expense)/credit	(11,301)	(12,146)	(11,124)	14,386

Tax is recognised based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2014 is 37.3%.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

10           Tax (continued)

In addition to the amount recognized in the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income:

	Unaudited six months ended 31 December 2013			Unaudited six months ended 31 December 2012
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognized in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	31,157	(10,905)	20,252	(876)	211	(665)
Exchange gain/(loss) on translation of overseas subsidiary	40	(14)	26	(4)	—	(4)
Other comprehensive income/(loss)	31,197	(10,919)	20,278	(880)	211	(669)
Current tax		(5,908)			—
Deferred tax (note 25)		(5,011)			211
		(10,919)			211

	Unaudited three months ended 31 December 2013			Unaudited three months ended 31 December 2012
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognized in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	6,371	(2,230)	4,141	(1,026)	236	(790)
Exchange gain/(loss) on translation of overseas subsidiary	6	(14)	(8)	(31)	—	(31)
Other comprehensive income/(loss)	6,377	(2,244)	4,133	(1,057)	236	(821)
Current tax		(848)			—
Deferred tax		(1,396)			236
		(2,244)			236

Manchester United plc

Notes to the interim consolidated financial statements (continued)

11                                  Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares in issue during the period. The Company did not have any dilutive shares during the period (2012: none).

	Unaudited three months ended 31 December		Unaudited six months ended 31 December
	2013	2012	2013	2012
Profit attributable to owners of the parent (£’000)	19,040	16,131	18,747	36,517
Weighted average Class A ordinary shares (thousands)	39,812	39,826	39,816	37,980
Weighted average Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Basic and diluted earnings per share (pence)	11.62	9.85	11.44	22.54

12                                  Dividends

No dividend has been paid by the Company during the six months ended 31 December 2013 (six months ended 31 December 2012: £nil) and the directors are not proposing to pay a dividend relating to the six months ended 31 December 2013.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

13                                  Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
Cost
At 1 July 2013	270,057	36,177	29,362	335,596
Additions	114	2,171	5,433	7,718
Disposals	—	(420)	(9)	(429)
At 31 December 2013	270,171	37,928	34,786	342,885
Accumulated depreciation
At 1 July 2013	33,556	30,748	18,484	82,788
Charge for the period	1,672	1,054	1,283	4,009
Disposals	—	(414)	(9)	(423)
At 31 December 2013	35,228	31,388	19,758	86,374
Net book amount
At 31 December 2013 (unaudited)	234,943	6,540	15,028	256,511
At 30 June 2013 (audited)	236,501	5,429	10,878	252,808

Cost
At 1 July 2012	264,505	35,845	25,544	325,894
Additions	6,149	903	2,400	9,452
Disposals	—	(104)	—	(104)
At 31 December 2012	270,654	36,644	27,944	335,242
Accumulated depreciation
At 1 July 2012	30,230	31,204	16,594	78,028
Charge for the period	1,644	872	1,193	3,709
Disposals	—	(104)	—	(104)
At 31 December 2012	31,874	31,972	17,787	81,633
Net book amount
At 31 December 2012 (unaudited)	238,780	4,672	10,157	253,609

Manchester United plc

Notes to the interim consolidated financial statements (continued)

14                                  Investment property

Total £’000
Cost
At 1 July 2013	19,128
Additions	—
At 31 December 2013	19,128
Accumulated depreciation and impairment
At 1 July 2013	5,048
Charge for the period	59
Impairment	293
At 31 December 2013	5,400
Net book amount
At 31 December 2013 (unaudited)	13,728
At 30 June 2013 (audited)	14,080

Cost
At 1 July 2012	19,126
Additions	3
At 31 December 2012	19,129
Accumulated depreciation and impairment
At 1 July 2012	4,929
Charge for the period	60
At 31 December 2012	4,989
Net book amount
At 31 December 2012 (unaudited)	14,140

Investment properties were externally valued as at 30 June 2013 in accordance with UK practice statements contained within the Royal Institute of Chartered Surveyors Valuations Standards, 6th edition. The valuation materially supported the carrying amount as of 30 June 2013 and consequently there were no changes to the net book amount.

Management has obtained an update report from the external valuer as of 31 December 2013 which indicated that the properties had been impaired. Since the impairment condition existed at 30 June 2013 (albeit immaterial) an impairment charge has been recognised in the period as an out of period adjustment to the prior year financial statements.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

15                                  Goodwill

Total £’000
Cost and net book value at 31 December 2013 (unaudited), 30 June 2013 (audited) and 31 December 2012 (unaudited)	421,453

Goodwill is not subject to amortisation and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 31 December 2013 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

16                                  Players’ registrations

Total £’000
Cost
At 1 July 2013	317,745
Additions	37,498
Disposals	(327)
At 31 December 2013	354,916
Accumulated amortisation
At 1 July 2013	197,798
Charge for the period	25,322
Disposals	(327)
At 31 December 2013	222,793
Net book amount
At 31 December 2013 (unaudited)	132,123
At 30 June 2013 (audited)	119,947

Cost
At 1 July 2012	306,817
Additions	35,922
Disposals	(38,490)
At 31 December 2012	304,249
Accumulated amortisation
At 1 July 2012	194,418
Charge for the period	20,483
Disposals	(36,597)
At 31 December 2012	178,304
Net book amount
At 31 December 2012 (unaudited)	125,945

Manchester United plc

Notes to the interim consolidated financial statements (continued)

17                                  Derivative financial instruments

	Unaudited 31 December 2013		Audited 30 June 2013		Unaudited 31 December 2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	1,013	—	—	—	—	—
Forward foreign exchange contracts	201	(24)	260	(29)	161	(60)
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	—	(1,802)	—	—	—	—
Interest rate swaps	—	(1,086)	—	(1,337)	—	(1,629)
	1,214	(2,912)	260	(1,366)	161	(1,689)
Less non-current portion:
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	1,013	—	—	—	—	—
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	—	(778)	—	—	—	—
Interest rate swaps	—	(1,086)	—	(1,337)	—	(1,629)
Non-current derivative financial instruments	1,013	(1,864)	—	(1,337)	—	(1,629)
Current derivative financial instruments	201	(1,048)	260	(29)	161	(60)

During the six months ended 31 December 2013 the ineffective portion recognised in profit or loss that arises from cash flow hedges amounted to a gain of £248,000 (six months ended 31 December 2012: £nil).

Further details of derivative financial instruments are provided in note 30.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

18                                  Trade and other receivables

	Unaudited 31 December 2013 £’000	Audited 30 June 2013 £’000	Unaudited 31 December 2012 £’000
Trade receivables	22,724	39,530	26,969
Less: provision for impairment of trade receivables	(4,628)	(6,055)	(4,194)
Net trade receivables	18,096	33,475	22,775
Other receivables	217	85	267
Accrued revenue	37,200	24,621	30,624
	55,513	58,181	53,666
Prepayments	13,415	12,021	9,804
	68,928	70,202	63,470
Less: non-current portion
Trade receivables	141	1,583	1,500
Non-current trade and other receivables	141	1,583	1,500
Current trade and other receivables	68,787	68,619	61,970

Net trade receivables include transfer fees receivable from other football clubs of £2,080,000 (30 June 2013: £7,913,000; 31 December 2012: £7,513,000) of which £141,000 (30 June 2013: £1,583,000; 31 December 2012: £1,500,000) is receivable after more than one year. Net trade receivables also include £11,889,000 (30 June 2013: £15,712,000; 31 December 2012: £11,874,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as current deferred revenue liabilities.

19                                  Tax receivable

	Unaudited 31 December 2013 £’000	Audited 30 June 2013 £’000	Unaudited 31 December 2012 £’000
Current tax receivable	—	—	2,500

Current tax receivable as of 31 December 2012 related to tax withheld at 25% of the loans made to directors during 2009 under s455 CTA 2010. The corresponding liability was paid on 1 April 2010 and was recovered following repayment of the directors’ loans in April 2012.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

20                                  Share capital

	Number of shares	Ordinary shares
	(thousands)	£’000
At 1 July 2012	155,353	50
Issue of shares	8,333	2
Employee share-based compensation awards — issue of shares	140	—
At 30 June 2013 (audited) and 31 December 2012 (unaudited)	163,826	52
Reduction of issued share capital	(14)	—
At 31 December 2013 (unaudited)	163,812	52

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

On 10 August 2012, the Company issued 8,333,334 ordinary shares at an issue price of $14.00 per share and listed its shares on the New York Stock Exchange.

On 15 August 2012 certain directors and members of our executive management were awarded newly issued shares, pursuant to our Equity Plan, as a reward for their efforts in connection with the IPO and to align their interests with our shareholders going forward. The total number of newly issued shares awarded was 139,895 Class A ordinary shares. These shares are subject to varying vesting schedules over a three year period.

On 15 August 2013, 37,304 Class A ordinary shares previously awarded to certain directors and members of our executive management pursuant to our Equity Plan were due to vest. Of this total the equivalent of 13,152 Class A ordinary shares were settled in cash in order to match the recipient’s liability to income tax and social security contributions. The Company’s issued share capital was reduced by 13,152 Class A ordinary shares on 15 August 2013.

As of 31 December 2013, the Company’s issued share capital comprised 39,812,443 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

21                                  Trade and other payables

	Unaudited 31 December 2013 £’000	Audited 30 June 2013 £’000	Unaudited 31 December 2012 £’000
Trade payables	39,623	41,681	31,924
Other payables	14,242	17,764	18,538
Accrued expenses	21,046	21,698	26,605
	74,911	81,143	77,067
Social security and other taxes	7,139	15,721	10,125
	82,050	96,864	87,192
Less: non-current portion:
Trade payables	6,955	7,667	7,639
Other payables	7,874	10,746	13,447
Non-current trade and other payables	14,829	18,413	21,086
Current trade and other payables	67,221	78,451	66,106

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £32,831,000 (30 June 2013: £33,637,000; 31 December 2012: £26,169,000) of which £6,955,000 (30 June 2013: £7,667,000; 31 December 2012: £7,639,000) is due after more than one year.

Other payables include the deferred element of a terminated interest rate swap (related to the former secured senior facilities) of £11,122,000 (30 June 2013: £13,671,000; 31 December 2012: £15,986,000) of which £5,804,000 (30 June 2013: £8,555,000; 31 December 2012: £11,139,000) is due after more than one year. This is being repaid to the bank counterparties over 6 years from 2010 and accrues interest at an effective interest rate of 5.13%.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

22                                  Borrowings

	Unaudited 31 December 2013 £’000	Audited 30 June 2013 £’000	Unaudited 31 December 2012 £’000
Non-current:
Secured term loan	178,095	199,889	—
Senior secured notes	157,136	171,497	342,724
Secured bank loan	5,890	6,088	6,281
	341,121	377,474	349,005
Current:
Secured term loan	9,374	5,125	—
Secured bank loan	392	381	370
Other borrowings	—	—	4,443
Accrued interest on secured term loan and senior secured notes	5,672	6,253	12,812
	15,438	11,759	17,625
Total borrowings	356,559	389,233	366,630

The secured term loan of £187,469,000 (30 June 2013: £205,014,000; 31 December 2012: £nil) comprises:

a)                 a loan of £206,030,000 (30 June 2013: £206,041,000; 31 December 2012: £nil), net of unamortized issue costs amounting to £3,160,000 (30 June 2013: £3,149,000; 31 December 2012: £nil), translated at the historic exchange rate. The outstanding principal amount of the loan is $315,700,000 (30 June 2013: $315,700,000; 31 December 2012: $nil).

b)                 £18,561,000 (30 June 2013: £1,027,000; 31 December 2012: £nil) of cumulative unrealized foreign exchange gains arising on the translation of the US dollar denominated loan, being the difference between the historic exchange rate and the period-end spot rate.

The senior secured notes of £157,136,000 (30 June 2013: £171,497,000; 31 December 2012: £342,724,000) comprise:

a)                 £160,810,000 (30 June 2013: 160,220,000; 31 December 2012: £343,366,000) of senior secured notes, net of unamortized issue discount and unamortized debt finance costs amounting to £5,402,000 (30 June 2013: £5,992,000; 31 December 2012: £14,261,000), translated at the historic exchange rate. The notes comprise principal amounts of $269,180,000 (30 June 2013: $269,180,000; 31 December 2012: $291,270,000) of US dollar denominated senior secured notes attracting a fixed coupon rate of 8.375% and £nil (30 June 2013: £nil; 31 December 2012: £177,775,000) of pounds sterling senior secured notes attracting a fixed coupon rate of 8.75%.

b)                 £3,674,000 of cumulative unrealized foreign exchange gains (30 June 2013: losses of £11,277,000; 31 December 2012: gains of £642,000) arising on the translation of the US dollar denominated senior secured notes being the difference between the historic exchange rate and the period-end spot rate.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

22                                  Borrowings (continued)

The Group has the option to redeem the senior secured notes at any time prior to their 2017 repayment date by paying a specified premium on the principal amounts redeemed dependant on the date of redemption. No senior secured notes were redeemed during the six months ended 31 December 2013. During the year ended 30 June 2013 the Group repurchased the pounds sterling equivalent of £254,500,000 (31 December 2012: £62,618,000) of senior secured notes comprising £177,775,000 (31 December 2012: £nil) of pounds sterling senior secured notes and $123,820,000 (31 December 2012: $101,730,000) of US dollar denominated senior secured notes. The consideration paid amounted to £276,477,000 (31 December 2012: £67,862,000) including a premium on repurchase of £21,977,000 (31 December 2012: £5,244,000). The premium on repurchase and consequent accelerated amortization of issue discount and debt finance costs were immediately recognized in the income statement. Repurchased senior secured notes have been retired.

The secured bank loan of £6,282,000 (30 June 2013: £6,469,000; 31 December 2012: £6,651,000) comprises £2,083,000 (30 June 2013: £2,270,000; 31 December 2012: £2,452,000) repayable in quarterly instalments through to July 2018, with the remaining balance of £4,199,000 (30 June 2013: £4,199,000; 31 December 2012: £4,199,000) being re-payable at par on 9 July 2018.

The Group also has undrawn committed borrowing facilities of £75,000,000 (30 June 2013 and 31 December 2012: £75,000,000). No drawdowns were made from these facilities during during the six months ended 31 December 2013 or the twelve months ended 30 June 2013.

23                                  Deferred revenue

	Unaudited 31 December 2013 £’000	Audited 30 June 2013 £’000	Unaudited 31 December 2012 £’000
Total	143,318	163,360	136,600
Less non-current deferred revenue	(12,828)	(17,082)	(4,888)
Current deferred revenue	130,490	146,278	131,712

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

24                                  Provisions

The provision related entirely to an onerous property lease in the Republic of Ireland. The lease was surrendered during the six months ended 31 December 2013 for a one-off payment by the Group of €1,250,000 (£1,040,000). The movement in the provision was as follows:

	Unaudited 31 December 2013 £’000	Audited 30 June 2013 £’000	Unaudited 31 December 2012 £’000
At the beginning of the period	1,460	1,806	1,806
Utilised	(1,329)	(508)	(240)
Unused amounts reversed	(103)	—	—
Unwinding of discount	15	55	26
Movements on foreign exchange	(43)	107	4
At the end of the period	—	1,460	1,596
The balance comprises:
Non-current provisions	—	988	1,158
Current provisions	—	472	438
	—	1,460	1,596

25                                  Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	Unaudited 31 December 2013 £’000	Audited 30 June 2013 £’000	Unaudited 31 December 2012 £’000
US deferred tax assets	(134,261)	(145,128)	(15,481)
UK deferred tax liabilities	22,184	17,168	28,161
Net deferred tax (asset)/liabilities	(112,077)	(127,960)	12,680

The movement in the net deferred tax (asset)/liabilities are as follows:

	Unaudited 31 December 2013 £’000	Audited 30 June 2013 £’000	Unaudited 31 December 2012 £’000
At the beginning of the period	(127,960)	26,678	26,678
Expensed/(credited) to the income statement	10,872	(154,427)	(13,787)
Expensed/(credited) to other comprehensive income	5,011	(211)	(211)
At the end of the period	(112,077)	(127,960)	12,680

Manchester United plc

Notes to the interim consolidated financial statements (continued)

26                                  Cash generated from operations

	Unaudited three months ended 31 December		Unaudited six months ended 31 December
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Profit on ordinary activities before tax	30,341	28,364	29,871	22,300
Depreciation charges	2,085	1,852	4,068	3,769
Impairment charges	293	—	293	—
Amortization of players’ registrations	13,418	10,660	25,322	20,483
Profit on disposal of players’ registrations	(846)	(687)	(1,842)	(5,505)
Net finance costs	5,717	9,210	15,496	21,597
Profit on disposal of property, plant and equipment	(43)	—	(43)	—
Equity-settled share-based payments	158	154	541	481
Exchange losses on operating activities	372	—	372	—
Fair value losses/(gains) on derivative financial instruments	34	102	(126)	(9)
Reclassified from hedging reserve	(330)	—	(518)	—
(Increase)/decrease in trade and other receivables	(3,951)	8,369	(3,941)	14,727
Decrease in trade and other payables and deferred revenue	(44,040)	(29,954)	(33,355)	(15,744)
Decrease in provisions	(1,315)	(90)	(1,475)	(236)
Cash generated from operations	1,893	27,980	34,663	61,863

27                                  Contingencies

At 31 December 2013, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business (31 December 2012: none).

Manchester United plc

Notes to the interim consolidated financial statements (continued)

28                                  Commitments

28.1                        Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements.

28.2                        Capital commitments

At 31 December 2013 the Group had capital commitments amounting to £3.3 million (30 June 2013: £7.9 million; 31 December 2012: £1.4 million).

28.3                        Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £20,409,000 (30 June 2013: £20,649,000; 31 December 2012: £20,257,000).

At 31 December 2013 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/new contract	12,648	3,901	16,549
International appearances	3,700	160	3,860
	16,348	4,061	20,409

Manchester United plc

Notes to the interim consolidated financial statements (continued)

29                                  Pension arrangements

Certain employees of the Group are members of The Football League Limited Pension and Life Assurance Scheme (“the Scheme”). Accrual of benefits on a final salary basis was suspended with effect from 31 August 1999 following an actuarial review which revealed a substantial deficit. As one of 92 participating employers, the Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group is advised only of the additional contributions it is required to pay to make good the deficit. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the deficit as it is principally attributable to employees who have left the Group or retired. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

Based on the latest actuarial valuation as at 31 August 2011, the Group has been advised that the overall deficit of the Scheme has increased to £25,700,000. The Group has agreed to make contributions of £3,839,000 over a period of ten years from September 2012. The discounted liability as at 31 December 2013 amounts to £238,000 (30 June 2013: £229,000; 31 December 2012: £221,000) due within one year and £2,070,000 (30 June 2013: £2,191,000; 31 December 2012: £2,308,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

30                                  Financial risk management

30.1                        Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2013, as filed with the Securities and Exchange Commission on 24 October 2013, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies, except as described below.

Currency risk

On 1 July 2013 the Group began hedging the foreign exchange risk on a portion of future US dollar revenues using the Group’s US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of the Group’s US dollar cash balances i.e. net borrowings. The hedge is designated as a cash flow hedge. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar borrowings and a portion of the Group’s US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues. The currency retranslation for the six months ended 31 December 2013 resulted in a credit to the hedging reserve of £31,090,000. The amount reclassified as a credit into the income statement in the same period was £518,000. These amounts are stated gross, before deducting related tax.

Interest rate risk

During the six months ended 31 December 2013 the Group entered into an interest rate swap on the $315.7 million secured term loan. The following table details the interest rate swaps committed to at the 31 December 2013:

Principal value of loan outstanding
’000	Rate received	Rate paid	Expiry date
*£6,282 – £4,199	3 month Libor	Fixed 6.1%	9 July 2018
*$315,700 - $244,667	3 month US$ Libor	Fixed 1.308%	21 June 2018

*The principal value of the interest rate swaps reduce due to anticipated loan repayments.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

30                                  Financial risk management (continued)

30.2                        Fair value estimation

The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Unaudited 31 December 2013 £’000	Audited 30 June 2013 £’000	Unaudited 31 December 2012 £’000
Assets
Derivative financial assets designated as cash flow hedges	1,214	260	161
Liabilities
Derivative financial liabilities designated as cash flow hedges	(24)	(29)	(60)
Derivative financial liabilities at fair value through profit or loss	(2,888)	(1,337)	(1,629)
	(1,698)	(1,106)	(1,528)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorised as Level 2. All of the derivative assets and liabilities detailed above are categorised as Level 2.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

31                                  Related party transactions

The immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

The following transactions were carried out with related parties:

Interest in senior secured notes

Mr. Kevin Glazer, a director of the Company, and certain members of his immediate family hold an interest in the Group’s US dollar denominated senior secured notes. The principal amount of the Group’s senior secured notes held by Mr. Kevin Glazer and certain members of his immediate family as at 31 December 2013 was $7.3 million (30 June 2013: $7.3 million; 31 December 2012: $10.6 million). The US dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to Mr. Kevin Glazer and certain members of his immediate family during the six months ended 31 December 2013 amounted to £192,000 (six months ended 31 December 2012: £279,000) of which £154,000 (30 June 2013: £158,000; 31 December 2012: £229,000) was accrued at the period end.

32                                  Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 31 December 2013:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Finance Limited	Finance company	USD 0.01	100% Ordinary
Red Football Holdings Limited	Holding company	GBP 150,000,001	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP 99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Commercial company	GBP 26,519,248	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	100% Ordinary

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which was incorporated and operates in Ireland.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

33                                  Events after the reporting date

Playing registrations

The playing registrations of certain footballers have been disposed of, subsequent to 31 December 2013, for total proceeds, net of associated costs, of £2,242,000. The associated net book value was £297,000. These registrations have not been reclassified as held for sale as the associated net book value is not considered to be material.

Subsequent to 31 December 2013 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £41,382,000.